NYSE
AN ICE EXCHANGE

December 29, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Truth Social Funds, under the Exchange Act of 1934:

- Truth Social American Security & Defense ETF
- Truth Social American Next Frontiers ETF
- Truth Social American Icons ETF
- Truth Social American Energy Security ETF
- Truth Social American Red State REITs ETF

Sincerely,

Craig A. Mart

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com